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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Coghill, C. C.		F.N.B. Corporation (FBAN)					###-##-####
	1905 Princess Court	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			04/21/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Naples, FL 34100 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President & Chief Credit Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON		04/21/2003				F			675.000	D	29.495		SEE BELOW

			04/21/2003				M			2283.000	A	8.730		51741.955		D

	COMMON													6236.2852		I		BY TRUST (401K PLAN)

	COMMON													1814.161 (1)		I		BY TRUST (DEFERRED PLAN)

	COMMON													5479.2003 (2)		I		NOMINEE NAME

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (GRANTED 11/15/1993)		8.73		04/21/2003				M				2283.7578

	STOCK OPTIONS (GRANTED 01/18/1998)		27.28		(3)

	STOCK OPTIONS (GRANTED 01/24/1999)		21.03		(3)

	STOCK OPTIONS (GRANTED 01/23/2000)		20.22		(3)

	STOCK OPTIONS (GRANTED 01/22/2001)		20.66		(3)

	STOCK OPTIONS (GRANTED 01/20/2002)		25.62		(3)

	STOCK OPTIONS (GRANTED 01/20/2003)		27.22		(3)

	COMMON STOCK EQUIVALENT (6)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	11/15/2003		COMMON STOCK	0				0		D

	IMMED	01/18/2008		COMMON STOCK	22001				22001		D

	(5)	01/24/2009		COMMON STOCK	10698				10698		D

	(5)	01/23/2010		COMMON STOCK	11516				11516		D

	(5)	01/22/2011		COMMON STOCK	11674				11674		D

	(5)	01/20/2012		COMMON STOCK	15808				15808		D

	(5)	01/20/2013		COMMON STOCK	16532				16532		D

	(7)			COMMON STOCK	197.1774				197.1774 (8)		I		INTEREST IN PLAN

Explanation of Responses:

(1) Shares held in trust and deferred under the F.N.B. Corporation Directors' Compensation Plan. Includes 14.203 shares deferred under the F.N.B. Corporation Dividend Reinvestment Plan. (2) Includes 43.125 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(3) No activity since date of last report; included solely to represent current beneficial ownership. (4) Options vest 10% on grant date and an additional 10% as of each successive anniversary of grant date until fully vested.

(5) Options vest over a five year period, 20% each year on anniversary of grant date.

(6) Represents credit under supplemental retirement plan for employer matching contributions which reporting person was prevented from receiving under exempt 401(k) Plan. (7) Upon entitlement to amounts under 401(k) plan. (8) Includes 1.5545 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

/s/ C. C. Coghill	04/22/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.